BEMA GOLD CORPORATION

BEMA SHAREHOLDERS VOTE 91% IN FAVOUR OF ACQUISITION BY KINROSS

TORONTO, Ontario and VANCOUVER, British Columbia – January 30, 2007 – Kinross Gold Corporation (“Kinross”) (TSX: K, NYSE: KGC) and Bema Gold Corporation (“Bema”) (TSX/NYSE: BGO, AIM: BAU) are pleased to announce the overwhelming approval by Bema shareholders of a plan of arrangement and other transactions pursuant to which, among other things, Kinross will acquire all of the outstanding shares of Bema as described in the Bema Notice and Management Information Circular dated December 22, 2006. At a meeting of Bema shareholders held earlier today, the arrangement was approved by 91% of the votes cast representing 59% of Bema’s outstanding shares. Under the terms of the arrangement, Bema shareholders will receive 0.4447 of a Kinross share and $0.01 for each Bema share.

“Today is an historic day for Bema and Kinross shareholders; together we are creating a new, stronger Kinross that is firmly planted in the ‘sweet spot’ of the global gold mining industry,” said Tye W. Burt, President and CEO of Kinross Gold. “Our organization, with increased reserves, geographical synergies and a cohesive management team will be focused on creating value for Bema and Kinross shareholders in the near- and long-term.”

“Today’s overwhelming vote in favour of this arrangement demonstrates that our shareholders support Bema joining forces with Kinross,” said Clive Johnson, Chairman, President and CEO of Bema. “The new Kinross, with the addition of Bema’s projects, will enjoy an industry-leading production growth profile.”

Bema’s application to the Ontario Superior Court of Justice to obtain the final court order approving the arrangement is scheduled for January 31, 2007.

Completion of the transaction remains subject to certain conditions set out in Bema’s Information Circular. Bema and Kinross are diligently working to complete the transaction, which is expected to close within the next few weeks. Other regulatory approvals, that are conditions of closing that have been obtained, include approval of the transaction from the Federal Anti-Monopoly Service of the Russian Federation and conditional listing approvals from both the Toronto and New York Stock Exchanges.

Kinross Today

Kinross, a Canadian-based gold mining company, is the fourth largest primary gold producer in North America and the eighth largest in the world. With eight mines in Canada, the United States, Brazil and Chile, Kinross employs more than 3,700 people.

Kinross maintains a strong balance sheet and a no gold hedging policy. Kinross is focused on the strategic objective of maximizing net asset value and cash flow per share through a four-point plan built on growth from core operations; expanding capacity for the future; attracting and retaining the best people in the industry; and driving new opportunities through exploration and acquisition. Kinross maintains listings on the Toronto Stock Exchange (symbol: K) and the New York Stock Exchange (symbol: KGC).

Bema Today

Bema Gold Corporation is one of the world’s fastest growing intermediate gold producers with operating mines and development projects on three continents. Bema is projected to produce one million ounces of gold annually by the year 2009. Bema is listed on the Toronto Stock Exchange and the New York Stock Exchange (symbol: BGO) and on the AIM Exchange in London (symbol: BAU).

Cautionary Statements
All statements, other than statements of historical fact, contained or incorporated by reference in this media release, including any information as to the future financial or operating performance of Kinross and Bema, constitute “forward-looking statements” within the meaning of certain securities laws, including the “safe harbour” provisions of the Securities Act (Ontario) and the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this media release. Forward-looking statements include, without limitation, statements with respect to the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words “plans,” “expects,” or “does not expect,” “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates,” or “does not anticipate,” or “believes,” or variations of such words and phrases or statements that certain actions, events or results “may,” “could,” “would,” “might,” or “will be taken,” “occur” or “be achieved” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross and Bema as of the date of this media release, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of each of Kinross and Bema include, but are not limited to, the various assumptions set forth in their respective most recent annual information form and management’s discussion and analysis as well as: (1) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment or otherwise during the balance of 2006; (2) development at Paracatu proceeding on a basis consistent with our current expectations; (3) permitting and development at Buckhorn proceeding on a basis consistent with Kinross’ current expectations; (4) that the exchange rate between the Canadian dollar, Brazilian real, Chilean peso and the U.S. dollar will be approximately consistent with current levels; (5) certain price assumptions for gold and silver; (6) prices for natural gas, fuel oil, electricity and other key supplies remaining consistent with current levels; (7) production forecasts meet expectations for the balance of 2006; and (8) the accuracy of our current mineral reserve and mineral resource estimates. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as silver, diesel fuel and electricity); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Chile, Brazil, Russia or other countries in which we do or may carry on business in the future; business opportunities that may be presented to,

Update on Kinross’ Acquisition of Bema

or pursued by, us; operating or technical difficulties in connection with mining or development activities; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; and diminishing quantities or grades of reserves. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect Kinross’ and Bema’s actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross or Bema. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward-looking statements made in this media release are qualified by these cautionary statements. Specific reference is made to the respective most recent annual information form, annual management’s discussion and analysis and other filings with the securities regulators of Canada and the United States of each of Kinross and Bema. In addition, the following factors, among others, related to the proposed business combination of Kinross and Bema could cause actual results to differ materially from the forward-looking statements: the businesses of Kinross and Bema may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; and the expected combination benefit from the Kinross and Bema transaction may not be fully realized or not realized within the expected time frame. These factors are not intended to represent a complete list of the factors that could affect Kinross or Bema or the combination of Kinross and Bema. Each of Kinross and Bema disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

For further information, please contact:

For Kinross
Tracey Thom
tracey.thom@kinross.com
(office) +1.416.365.1362 / (mobile) +1.416.301.9022

For Bema
Ian MacLean
investor@bemagold.com
+1.604.681.8371

Update on Kinross’ Acquisition of Bema